

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Johanna Cronin
Manager of StartEngine Assets LLC
StartEngine Collectibles Fund I LLC
9900 Culver Boulevard
Culver City, CA 90232

> **Re: StartEngine Collectibles Fund I LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed July 22, 2021**
> **File No. 024-11416**

Dear Ms. Cronin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Offering Circular Cover Page, page 2

1.     We note your disclosure that "[t]he company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the relevant series. After the initial closing of an offering in a series, we expect to hold closings on at least a monthly basis." Please clarify how you will effect multiple closings for a series offering, considering your disclosure in the table on page 3 that your minimum and maximum for each series offering is the same number of shares.

The Underlying Assets, page 30

2.     Please amend your disclosure to clarify whether the Asset Manager of each series has entered into a purchase agreement with the sellers of the underlying assets.  In this regard, we note your disclosure that each series intends to purchase the asset from your Asset Manager, but it is unclear whether your Asset Manager has purchased the assets underlying each series.

        Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc:     Jamie Ostrow